SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 1-31340

NOTIFICATION OF LATE FILING

(Check One):	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:           January 29, 2005

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

     For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant      The Cato Corporation

Former name if applicable

Address of principal executive office (Street and number)      8100 Denmark Road

City, state and zip code      Charlotte, North Carolina 28273-5975

PART II
RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CRS, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CRS, or the transition report or portion thereof, could not be filed within the prescribed time period.

     As previously announced on Form 8-K filed March 16, 2005, Company management made, and discussed with the Audit Committee of the Board of Directors and the Company’s independent registered public accounting firm, a determination to correct its lease accounting as the result of a clarification issued on February 7, 2005 by the Securities and Exchange Commission and restate its previously issued annual financial statements for fiscal years 2002 and 2003 and its quarterly financial data for fiscal year 2003 and the first three quarters of fiscal 2004. Management is correcting its accounting to recognize lease expense and landlord allowances on a straight-line basis over the lease term as defined by Statement of Financial Accounting No. 13, as amended. The lease term includes periods that are subject to renewal options that are reasonably assured of exercise due to economic penalties imposed on the lessee. The Company evaluated the materiality of these corrections on its financial statements and concluded that the incremental impact of these corrections is not material to any of the quarterly or annual periods referred to above; however, the cumulative effect of these corrections is material to the financial statements for the fourth quarter of fiscal 2004. As a result, the Company concluded that it will restate its previously issued financial statements to recognize the impact of recording these corrections which do not impact the Company’s previously reported cash flows or revenues. Management has determined that the restatement does not result in a material weakness in its internal control over financial reporting.

     The Company is unable, without unreasonable effort and expense, to complete the preparation of the annual financial statements and file its Annual Report on Form 10-K for the year ended January 29, 2005 on a timely basis because the Company requires additional time to fully reflect these lease accounting corrections in its restated financial statements for the fiscal years 2002 and 2003 as well as the financial statements for fiscal 2004. The Company expects to file its Form 10-K for the year ended January 29, 2005, due by April 14, 2005, on or before April 29, 2005.

PART IV
OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

Robert M. Sandler	(704)	551-7540

(Name)	(Area Code)	(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 or the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports (s).

☑ Yes      ☐ No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes      ☐ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As previously announced in the Company’s press release furnished with the Company’s Current Report on Form 8-K on March 16, 2005, the Company’s results of operations for fiscal 2004, to be included in the Company’s Annual Report on Form 10-K, are expected to be significantly different from its results for fiscal 2003. The Company’s revenues increased from $731.8 million in fiscal 2003 to $773.8 million in fiscal 2004 primarily due to the opening of new stores during fiscal 2004. The Company’s revised preliminary full year 2004 net income was $34.6 million or $1.65 per diluted share. Revised preliminary full year 2004 net income increased 12% and revised preliminary earnings per diluted share increased 26% versus the estimated revised full year 2003. The revised preliminary results for 2004 include the estimated effect of a correction in lease accounting the Company is reviewing.

The Cato Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	April 14, 2005	THE CATO CORPORATION

		By:	/s/Robert M. Sandler

		Name:	Robert M. Sandler
		Title:	Senior Vice President, Controller